AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 8, 2000
                                                     REGISTRATION NO. 333-93833
                                                                    CIK #910963
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                AMENDMENT NO. 1
                                     TO THE
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                             ----------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:     RANSON UNIT INVESTMENT TRUSTS, SERIES 90

B.  NAME OF DEPOSITOR:     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                            Ranson & Associates, Inc.
                         250 North Rock Road, Suite 150
                             Wichita, Kansas  67206

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                      Copy to:
            Alex R. Meitzner                       MARK J. KNEEDY
       Ranson & Associates, Inc.              c/o Chapman and Cutler
     250 North Rock Road, Suite 150           111 West Monroe Street
        Wichita, Kansas  67206               Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:     Units of beneficial interest

F.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
                As soon as practicable after the effective date
                        of the Registration Statement.

===============================================================================
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. No one may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.


                 Preliminary Prospectus Dated February 8, 2000
                              Subject To Completion


[LOGO]       RANSON UNIT INVESTMENT TRUSTS, SERIES 90

             NASDAQ-100 INDEX TRUST, SERIES 8




                  A portfolio of the stocks in the Nasdaq-100 Index(R)

                  seeking capital appreciation













                                   Prospectus
                                 March __, 2000


     As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide investment results that correspond to the total return of the stocks in the Nasdaq-100 Index over its life. Total return includes any increase or decrease in the value of stocks plus any dividend income.


                               INVESTMENT STRATEGY

  The trust seeks to replicate the Nasdaq-100 Index by holding all, or a representative sample, of the stocks that comprise the index. The Nasdaq-100 Index includes stocks of 100 of the largest and most-active non-financial domestic and international companies trading on the Nasdaq Stock Market. Under normal market conditions, the performance correlation between the portfolio and the index will be between 97% and 99%. We may adjust the portfolio stocks periodically to match any changes in the index. The portfolio will include at least 95% of the stocks in the index. In an effort to lower trust expenses, we initially deposited an equal number shares of each stock in the portfolio. Within 30 days we will align the portfolio with the index composition as we create additional units. We will then maintain the portfolio as described above.


                       -----------------------------------

                              INDEX DIVERSIFICATION
                              ---------------------

                         Software                   20%
                         Telecommunications         17%
                         Computers                  11%
                         Retail                      9%
                         Electronics                 8%
                         Semiconductors              6%
                         Commercial Services         6%
                         Biotechnology               5%
                         Healthcare                  5%
                         Internet                    4%
                         Basic Materials             4%
                         Media                       3%
                         Transportation              2%

                       -----------------------------------

PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

  * STOCK PRICES CAN BE VOLATILE. The value of your investment will rise and fall over time.

  * WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will seek to replicate the Nasdaq-100 Index even if the index performance declines.

  * Many of the stocks in the index are issued by technology companies. NEGATIVE DEVELOPMENTS IN THE TECHNOLOGY INDUSTRY WILL AFFECT THE VALUE OF YOUR INVESTMENT GREATER THAN IN A MORE DIVERSIFIED INVESTMENT. Technology stocks tend to experience above-average price volatility.

  * All index portfolios have operating expenses and transaction costs. THIS MEANS THAT AN INDEX PORTFOLIO MAY NOT TRACK ITS INDEX EXACTLY. It may be impractical to own all index stocks in the exact index weightings. Time may also elapse between a change in the index and a change in the portfolio.





2   Investment Summary

                                 WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own the stocks in the Nasdaq-100 Index in a single investment.

  *  the potential to increase the value of your money over the long term.

  You should not consider this investment if you:

  *  are uncomfortable with the risks of an unmanaged investment in stocks.

  *  want current income, capital preservation or a short term investment.


         ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

         UNIT PRICE AT INCEPTION                               $10.00

         INCEPTION DATE                                March __, 2000
         TERMINATION DATE                              March __, 2006

         DISTRIBUTION DATES               15th day of January, April,
                                                     July and October
         RECORD DATES                      1st day of January, April,
                                                     July and October

         CUSIP NUMBERS
         Cash distributions                                 753269331
         Reinvested distributions                           753269349

         MINIMUM INVESTMENT
         Standard accounts                           $1,000/100 units

         Retirement accounts and
         custodial accounts for minors                  $250/25 units

         ------------------------------------------------------------


                                FEES AND EXPENSES

  As with any investment, you will incur expenses when you invest in the trust. The amounts below are estimates based on a $10 unit price. Actual expenses may vary.

SALES FEE
(% of unit price paid on purchase)              4.90%
                                               ======

ORGANIZATION COSTS
(amount per unit paid by trust at
end of initial offering period)                $0.050
                                               ======

ANNUAL OPERATING EXPENSES
(amount per unit paid by trust each year)
   Trustee's fee and expenses                  $_____
                                               ------
   Creation and development fee                 _____
                                               ------
   Supervisory and evaluation fees              0.006
                                               ------
        Total                                  $_____
                                               ======

  The creation and development fee compensates the sponsor for creating and developing your trust. This fee is based on average daily net asset value and historically had been included in the sales charge.


                                     EXAMPLE

  This example helps you compare the cost of investing in this trust with the cost of investing in other unit trusts and mutual funds. In the example we assume that the expenses above do not change and that the trust's annual return is 5%. The example only illustrates the effect of expenses-your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

   1 year                      $________
   3 years                     $________
   5 years                     $________
   Life of trust (6 years)     $________

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.


                                                          Investment Summary   3

THE PORTFOLIO (at inception)

                                                                                       Target
Portfolio   Ticker                                           Initial     Cost to     Percentage
 Number     Symbol     Company Name                           Shares    Portfolio     of Index
-----------------------------------------------------------------------------------------------
    1       MSFT    Microsoft Corporation                       50                      12.75%
    2       INTC    Intel Corporation                           50                       7.34
    3       CSCO    Cisco Systems, Inc.                         50                       6.70
    4       WCOM    MCI WORLDCOM, Inc.                          50                       4.43
    5       QCOM    QUALCOMM Incorporated                       50                       3.86
    6       DELL    Dell Computer Corporation                   50                       3.09
    7       SUNW    Sun Microsystems, Inc.                      50                       2.82
    8       NXTL    Nextel Communications, Inc.                 50                       2.70
    9       ORCL    Oracle Corporation                          50                       2.64
   10       GBLX    Global Crossing Ltd                         50                       2.15
   11       JDSU    JDS Uniphase Corporation                    50                       1.80
   12       YHOO    Yahoo! Inc.                                 50                       1.76
   13       AMGN    Amgen Inc.                                  50                       1.48
   14       VRTS    VERITAS Software Corporation                50                       1.44
   15       AMAT    Applied Materials, Inc.                     50                       1.43
   16       XLNX    Xilinx, Inc.                                50                       1.39
   17       LVLT    Level 3 Communications, Inc.                50                       1.34
   18       AAPL    Apple Computer, Inc.                        50                       1.24
   19       MXIM    Maxim Integrated Products, Inc.             50                       1.22
   20       ALTR    Altera Corporation                          50                       1.18
   21       AMZN    Amazon.com, Inc.                            50                       1.16
   22       LLTC    Linear Technology Corporation               50                       1.15
   23       TLAB    Tellabs, Inc.                               50                       1.11
   24       CMCSK   Comcast Corporation                         50                       1.09
   25       IMNX    Immunex Corporation                         50                       1.06
   26       QWST    Qwest Communications International Inc.     50                       1.03
   27       CMGI    CMGI, Inc.                                  50                       1.01
   28       SEBL    Siebel Systems, Inc.                        50                       1.00
   29       EBAY    eBay Inc.                                   50                       0.95
   30       BGEN    Biogen, Inc.                                50                       0.94
   31       BMCS    BMC Software, Inc.                          50                       0.88
   32       CNXT    Conexant Systems, Inc.                      50                       0.84
   33       ERICY   LM Ericsson Telephone Company               50                       0.81
   34       ATHM    At Home Corporation                         50                       0.79
   35       KLAC    KLA-Tencor Corporation                      50                       0.75
   36       PAYX    Paychex, Inc.                               50                       0.75
   37       COST    Costco Wholesale Corporation                50                       0.74
   38       VSTR    VoiceStream Wireless Corporation            50                       0.73
   39       ADCT    ADC Telecommunications, Inc.                50                       0.69
   40       ADBE    Adobe Systems Incorporated                  50                       0.65
   41       CMVT    Comverse Technology, Inc.                   50                       0.65
   42       NOVL    Novell, Inc.                                50                       0.63
   43       NTLI    NTL Incorporated                            50                       0.63
   44       CTXS    Citrix Systems, Inc.                        50                       0.62
   45       SPOT    PanAmSat Corporation                        50                       0.62
   46       CTAS    Cintas Corporation                          50                       0.61
   47       VTSS    Vitesse Semiconductor Corporation           50                       0.61
   48       CHIR    Chiron Corporation                          50                       0.58
   49       PMTC    Parametric Technology Corporation           50                       0.56
   50       INTU    Intuit Inc.                                 50                       0.54


4   Investment Summary


                                                                                       Target
Portfolio   Ticker                                           Initial     Cost to     Percentage
 Number     Symbol     Company Name                           Shares    Portfolio     of Index
-----------------------------------------------------------------------------------------------
   51       USAI    USA Networks, Inc.                          50                       0.54%
   52       CIEN    CIENA Corporation                           50                       0.52
   53       SBUX    Starbucks Corporation                       50                       0.52
   54       BBBY    Bed Bath & Beyond Inc.                      50                       0.51
   55       SPLS    Staples, Inc.                               50                       0.51
   56       LCOS    Lycos, Inc.                                 50                       0.50
   57       CEFT    Concord EFS, Inc.                           50                       0.49
   58       CPWR    Compuware Corporation                       50                       0.48
   59       APCC    American Power Conversion Corporation       50                       0.47
   60       SANM    Sanmina Corporation                         50                       0.46
   61       PSFT    PeopleSoft, Inc.                            50                       0.41
   62       SNPS    Synopsys, Inc.                              50                       0.41
   63       COMS    3Com Corporation                            50                       0.40
   64       MCLD    McLeodUSA Incorporated                      50                       0.40
   65       BMET    Biomet, Inc.                                50                       0.38
   66       ERTS    Electronic Arts Inc.                        50                       0.38
   67       FISV    Fiserv, Inc.                                50                       0.37
   68       VISX    VISX, Incorporated                          50                       0.37
   69       SSCC    Smurfit-Stone Container Corporation         50                       0.34
   70       ADPT    Adaptec, Inc.                               50                       0.32
   71       GENZ    Genzyme General                             50                       0.31
   72       PCAR    PACCAR Inc                                  50                       0.31
   73       CNET    CNET, Inc.                                  50                       0.30
   74       ATML    Atmel Corporation                           50                       0.25
   75       SIAL    Sigma-Aldrich Corporation                   50                       0.23
   76       MCHP    Microchip Technology Incorporated           50                       0.22
   77       MOLX    Molex Incorporated                          50                       0.22
   78       NETA    Network Associates, Inc.                    50                       0.22
   79       QTRN    Quintiles Transnational Corp.               50                       0.22
   80       DLTR    Dollar Tree Stores, Inc.                    50                       0.20
   81       EFII    Electronics for Imaging, Inc.               50                       0.16
   82       PHSY    PacifiCare Health Systems, Inc.             50                       0.15
   83       APOL    Apollo Group, Inc.                          50                       0.14
   84       COMR    Comair Holdings, Inc.                       50                       0.14
   85       NWAC    Northwest Airlines Corporation              50                       0.14
   86       ROST    Ross Stores, Inc.                           50                       0.12
   87       LNCR    Lincare Holdings Inc.                       50                       0.10
   88       MLHR    Herman Miller, Inc.                         50                       0.10
   89       RTRSY   Reuters Group PLC                           50                       0.10
   90       FAST    Fastenal Company                            50                       0.08
   91       TECD    Tech Data Corporation                       50                       0.08
   92       WTHG    Worthington Industries, Inc.                50                       0.08
   93       ADSK    Autodesk, Inc.                              50                       0.07
   94       ANDW    Andrew Corporation                          50                       0.06
   95       FHCC    First Health Group Corp.                    50                       0.06
   96       MUEI    Micron Electronics, Inc.                    50                       0.06
   97       CBRL    CBRL Group Inc.                             50                       0.05
   98       CATP    Cambridge Technology Partners, Inc.         50                       0.04
   99       RXSD    Rexall Sundown, Inc.                        50                       0.04
  100       STEI    Stewart Enterprises, Inc.                   50                       0.03
                                                                        ---------      -------
                                                                                       100.00%
                                                                        =========      =======

                                                          Investment Summary   5

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                                HOW TO BUY UNITS

  You can buy units of the trust on any business day by contacting your financial professional or Ranson. Unit prices are available daily on the Internet at WWW.RANSON.COM. The unit price includes:

  *  the value of the stocks,

  *  the sales fee, and

  *  cash and other net assets in the portfolio.

  We often refer to the purchase price of units as the "offer price." We must receive your order to buy units prior to the close of the New York Stock Exchange to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed. In addition, you can invest in a Ranson UIT retirement account directly with the trustee. We reduce the minimum investment to only $250 for these accounts. Please contact The Bank of New York for more information and an application. The trustee will assess an annual fee per account (currently $12) which can be deducted from your account if do not wish to pay it separately.

  VALUE OF THE STOCKS. We determine the value of the stocks as of the close of the New York Stock Exchange on each day that exchange is open. During the initial offering period, the value of the stocks includes organization costs.

  Pricing the Stocks. We generally determine the value of stocks using the last sale price for stocks traded on a national securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

  The trustee determined the initial prices of the stocks shown in "The Portfolio" in this prospectus. The trustee determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  Organization Costs. During the initial offering period, part of the value of the stocks represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.

  SALES FEE. You pay a fee when you buy units. The total fee equals 4.90% of your unit price at the time of purchase.



6   Understanding Your Investment

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units.

  Large Purchases. You can reduce your fee by increasing the size of your investment:

     If you purchase:          Your fee will be:
     -------------------       -----------------
     Less than $100,000             4.90%
     $100,000 - $249,999            4.50
     $250,000 - $499,999            4.30
     $500,000 - $999,999            3.50
     $1,000,000 or more             3.00

  We apply these fees as a percent of the unit price at the time of purchase. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 10,000 and 24,999 units, your fee is 4.50% of your unit price.

  You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

  *  purchases by your spouse or minor children and

  *  purchases by your trust estate or fiduciary accounts.

  You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Ranson unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

  The discounts described above apply only during the initial offering period.

  Advisory and Wrap Fee Accounts. We waive the sales fee for purchases made in connection with "wrap fee" accounts. We also waive your fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees for financial planning or for investment advisory or asset management services. This discount applies during the initial offering period and in the secondary market.

  Exchange Option. You may purchase units of the trust offered in this prospectus at a reduced sales fee of 3.00% of the unit price if you buy your units with redemption or termination proceeds from any other Ranson unit trust. You may also purchase units of the trust offered in this prospectus at this reduced fee if you purchase your units with termination proceeds from an unaffiliated unit trust that has the same investment strategy as this trust. These discounts apply only during the initial offering period.

  Employees. We do not charge any sales fee for purchases made by officers, directors and employees of Ranson and its affiliates. We also



                                               Understanding Your Investment   7
do not charge a fee for purchases made by registered representatives of selling firms and their family members (spouses, children and parents). This discount applies during the initial offering period and in the secondary market.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of the trust. This discount applies during the initial offering period and in the secondary market.


                             HOW TO SELL YOUR UNITS

  You can sell your units on any business day by contacting your financial professional or Ranson. Unit prices are available daily on the Internet at WWW.RANSON.COM or through your financial professional. We often refer to the sale price of units as the "bid price."

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional can also redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the stocks not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in completed form.



8   Understanding Your Investment

  You can request an in kind distribution of the stocks underlying your units, if you own units worth at least $1,000,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. The trustee will make any in kind distribution of stocks by distributing applicable stocks in book entry form to the account of your financial professional at Depositor Trust Company. You will receive whole shares of the applicable stocks and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option at any time without notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of other Ranson unit trusts at a reduced sales fee. You can contact your financial professional or Ranson for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.


                                  DISTRIBUTIONS

  QUARTERLY DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each quarterly distribution date to unitholders of record on the preceding record date. You can elect to:

  *  reinvest distributions in additional units of your trust at no fee,

  *  reinvest distributions in various mutual funds, or

  *  receive distributions in cash.

  You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units or mutual fund shares at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units or mutual fund shares will always be available for reinvestment. If units or fund shares are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

  In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with the Reinvestment CUSIP number listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

  REINVEST IN MUTUAL FUNDS. You can also elect to automatically reinvest your distributions



                                               Understanding Your Investment   9
  in certain mutual funds. Unlike your trust, these mutual funds are managed funds that have different objectives. You can obtain information about these funds from Ranson.

  REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.


                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the stocks in your portfolio. You should understand these risks before you invest. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the stocks will fluctuate. This could cause the value of your units to fall below your purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of the stock's issuer or even perceptions of the issuer. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.

  CONCENTRATION RISK is the risk that your portfolio is less diversified because it concentrates in a particular type of stock. When a certain type of stock makes up more than 25% of a trust, the trust is considered to be "concentrated" in that stock type. Your portfolio currently concentrates in TECHNOLOGY COMPANIES. Before you invest, you should understand that:

  *  these companies encounter

     >  rapid changes in technology,

     >  worldwide competition,

     >  rapid obsolescence of products and services,

     >  cyclical market patterns,

     >  rapidly evolving industry standards, and

     >  frequent new product introductions.

  * An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could negatively affect an issuer's operating results.

  *  Operating results and customer relationships can be hurt by

     > an increase in price, or an interruption or reductions in supply, of any key components, and

     >  the failure of an issuer to comply with rigorous industry standards.

  CORRELATION RISK is the risk that the performance of the portfolio will not sufficiently



10   Understanding Your Investment
correspond with the index.  This can happen for reasons such as:

  * the impracticability of owning each of the index stocks with the exact weightings at a given time.

  *  the possibility of index tracking errors,

  * the time that elapses between a change in the index and a change in the portfolio, and

  *  fees and expenses of the trust.

  LITIGATION RISK is the risk that litigation will hurt a company's operating results or the perception of a company in the stock market. Microsoft Corporation is currently in litigation with the U.S. Department of Justice, several state Attorneys General and Sun Microsystems, Inc. The complaints include copyright infringement, unfair competition and antitrust violations. The court recently found that Microsoft possesses and exercised monopoly power.
This does not represent a final decision in this litigation. In public statements following this decision, Microsoft has stated that it will continue to review the court's findings and analyze their impact. No one can accurately predict the result or impact of this litigation.


                              THE NASDAQ-100 INDEX

  The Nasdaq-100 Index includes 100 of the largest non-financial domestic and international stocks listed on the Nasdaq Stock Market based on market capitalization. Nasdaq represents the fastest growing stock market in the U.S. and is one of the world's first fully electronic stock markets. This modern-day securities market began operations in 1971 and today lists more companies than any other market in the U.S. The Nasdaq Stock Market, Inc. has established procedures for, and controls over, substitutions of stocks. It may make changes in the stocks and the eligibility criteria periodically.

  Eligibility criteria for the index currently includes an average daily trading volume of at least 100,000 shares. Generally, a stock must also have been listed on Nasdaq or a major exchange for at least two years. If a stock would otherwise rank in the top 25% of stocks in the index by market capitalization, then a one-year listing requirement applies. Foreign stocks qualify only if the company has a worldwide market value of at least $10 billion, a U.S. market value of at least $4 billion and an average trading volume of at least 200,000 shares per day. Foreign stocks must also qualify for listed-options trading.

  This table shows historical data for the index (not your trust or any previous series). This information is not meant to indicate your future return. Your investment return will differ from the past returns of the index. Returns have fluctuated significantly in the past and have not always been positive.

               YEAR-END       ANNUAL RETURN
   YEAR       INDEX VALUE     (NO DIVIDENDS)
   ------     -----------     --------------
   2/1/85       125.00              -
   1985         132.30             5.84%
   1986         141.41             6.89
   1987         156.25            10.50
   1988         177.41            13.54
   1989         223.84            26.17
   1990         200.53           (10.41)
   1991         330.86            64.99
   1992         360.19             8.86
   1993         398.28            10.58
   1994         404.27             1.50
   1995         576.23            42.54
   1996         821.36            42.54
   1997         990.80            20.63
   1998       1,836.01            85.31
   1999       3,707.83           101.95


                                              Understanding Your Investment   11

  The table above does not reflect the sales fee or expenses you pay on your units. It also does not reflect the effect of taxes. As with any index portfolio, your return may differ from that of the actual index.


                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Ranson & Associates, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed except as is necessary to replicate its index. Your trust will generally buy and sell stocks:

  *  to reflect changes in its index,

  *  to establish a closer correlation with its index,

  *  to pay expenses or unit redemptions,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as we may determine is necessary.

  Your trust will generally reject any offer for securities or other property in exchange for the stocks in its portfolio. If your trust receives securities that are not in its index or other property, it will usually sell the securities or property and use the proceeds to buy stocks as described above or distribute the proceeds. For example, this could happen in a merger or similar transaction. If the Nasdaq Stock Market discontinues the index, we may continue operation of your trust using the index as it existed on the last date its was available or we may terminate your trust.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to maintain a portfolio that replicates the index. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

  AMENDING THE TRUST AGREEMENT. Ranson and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not adversely affect your interest (as determined by Ranson and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of



12   Understanding Your Investment
the original value of the stocks in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in limited circumstances, such as if the Nasdaq Stock Market discontinues the index.

  The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units-Redeeming Units" for information on in kind distributions.

  RANSON. We are an investment banking firm created in 1995 by former owners and employees of Ranson Capital Corporation. We are the successor to a series of companies first organized in 1935. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 250 North Rock Road, Wichita, Kansas 67206-2241 or by using the contacts listed on the back cover of this prospectus.

  THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Ranson and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. The distribution fee during the initial offering period is as follows:

  If a firm distributes:     It will earn:
  ----------------------     -------------
  Less than $100,000            4.00%
  $100,000 - $249,999           3.60
  $250,000 - $499,999           3.50
  $500,000 - $999,999           2.70
  $1,000,000 or more            2.20

  We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm distributes between 10,000 and 24,999 units, it earns 3.60% of the unit price. In addition, firms can earn additional amounts based on total sales of all Ranson equity index unit trusts during a single calendar month:

  If a firm sells this amount     It will earn an
       in a single month:           additional:
  ---------------------------     ---------------
     $500,000 - $999,999                .10%
   $1,000,000 - $1,999,999              .15
   $2,000,000 - $3,999,999              .20
   $4,000,000 - $5,999,999              .25
   $6,000,000 - $9,999,999              .30
  $10,000,000 - $14,999,999             .35
  $15,000,000 - $19,999,999             .40
  $20,000,000 - $49,999,999             .45
  $50,000,000 or more                   .50


                                              Understanding Your Investment   13

  We apply these amounts as a percent of the total distribution price. We pay these additional amounts out of our own assets and not out of your sales fee directly.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we to deposit securities to create units. For example, we lost $______ on the initial deposit of stocks into the trust.


                                      TAXES

  This section discusses some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

  TRUST STATUS. Your trust will elect to be treated as a "regulated investment company" under the federal tax laws. This means that the trust generally will not pay taxes on dividends and capital gains earned from portfolio stocks.

  DISTRIBUTIONS. Trust distributions are taxable to most investors (unless your investment is in a tax-advantaged account such as an IRA). The tax status of any distribution is the same regardless of how long you have owned your units. At the end of each year, you will receive a tax statement that separates your trust's distributions into three categories that are generally taxed as shown in this table:

----------------------------------------------------------

                                         TAX RATE FOR
     DIVIDEND           TAX RATE FOR     28% BRACKET
     CATEGORY           15% BRACKET        OR ABOVE
     --------           ------------     ------------
     Income              Ordinary         Ordinary
                         income rate      income rate

     Short-term          Ordinary         Ordinary
     capital gains       income rate      income rate

     Long-term
     capital gains          10%              20%

----------------------------------------------------------

The rates in this table are generally the maximum federal tax rates that could apply to your distributions. To determine your actual tax liability, you must calculate your total net capital gain or loss after considering all of your other taxable transactions.



14   Understanding Your Investment

  IF YOU SELL OR REDEEM UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss (unless your investment is in a tax-advantaged account). To determine the amount of this gain or loss, you must subtract your tax basis in your units from the proceeds received in the transaction. Your tax basis in your units is generally equal to the cost of your units. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  If you are an individual, the federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine the holding period of your units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

  IN-KIND DISTRIBUTIONS OF STOCK. If you own enough units, you may receive an in-kind distribution of stocks when you redeem units or when your trust terminates. By electing to receive an in-kind distribution, you will receive whole shares of stock and possibly some cash. You should be aware that an in-kind distribution of stock is a taxable exchange because this trust is treated as a "regulated investment company" under the tax laws. You generally compute your gain or loss in the same manner as a redemption paid in cash.

  DEDUCTIBILITY OF TRUST EXPENSES. The tax statement that you receive for your trust at the end of the year may also show an item for deductible expenses. Generally, you may deduct your share of these expenses to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of these expenses as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

  FOREIGN TAX CREDIT. If your trust invests in any foreign stocks, the tax statement that you receive may include an item showing foreign taxes your trust paid in other countries. You may be able to report some or all of this amount as a tax credit on your federal tax return.


                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Ranson unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and



                                              Understanding Your Investment   15
information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a percentage of your trust's average daily net asset value. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts. This fee has historically been included in the sales charge.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Ranson, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust will also pay a license fee to The Nasdaq Stock Market, Inc. for the use of various trademarks and trade names. Your trust may pay the costs of updating its registration statement each year. The trustee may sell stocks to pay any trust expenses.


                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603 (http://www.chapman.com), acts as counsel for Ranson and has given an opinion that the units are validly issued.

  AUDITORS. Allen, Gibbs & Houlik, L.C., independent auditors, audited the statement of financial condition and the portfolio included in this prospectus.


                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the stocks in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting Ranson or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).












16   Understanding Your Investment

Report of Independent Auditors

We audited the statement of financial condition and portfolio of your trust as of the opening of business on the date of this prospectus. The statement of financial condition is the responsibility of Ranson. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation of cash, a letter of credit deposited, or the purchase of stocks by correspondence with the trustee. An audit also includes assessing the accounting principles used and significant estimates made by Ranson, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of your trust as of the opening of business on the date of this prospectus in conformity with generally accepted accounting principles.


                                Allen, Gibbs & Houlik, L.C.

Wichita, Kansas
March __, 2000


STATEMENT OF FINANCIAL CONDITION

     INVESTMENT IN STOCKS
     Contracts to purchase stocks                $____________

     LIABILITY AND INTEREST OF INVESTORS
     Liability
       Organization costs                        $____________
     Interest of investors
       Cost to investors                          ____________
       Less: gross underwriting commission
         and organization costs                   ____________
       Net interest of investors                  ____________
     Total                                       $____________



                                              Understanding Your Investment   17

CONTENTS

Investment Summary
--------------------------------------------------------------
A concise description of    2   Investment Objective
essential information       2   Investment Strategy
about the portfolio         2   Principal Risks
                            3   Who Should Invest
                            3   Essential Information
                            3   Fees and Expenses
                            4   The Portfolio

Understanding Your Investment
--------------------------------------------------------------
Detailed information to     6   How to Buy Units
help you understand         8   How to Sell Your Units
your investment             9   Distributions
                           10   Investment Risks
                           11   The Nasdaq-100 Index
                           12   How the Trust Works
                           14   Taxes
                           15   Expenses
                           16   Experts
                           16   Additional Information
                           17   Financial Statements

Where to Learn More
--------------------------------------------------------------
You can contact us for     VISIT US ON THE INTERNET
free information about       http://www.ranson.com
this and other invest-     BY E-MAIL
ments, including the         invest@ranson.com
Information Supplement.    CALL RANSON
                             (800) 345-2363
                           CALL BANK OF NEW YORK
                             (800) 701-8178 (investors)
                             (800) 647-3383 (brokers)

Additional Information
--------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information, including the Information Supplement (a duplication fee may be required):

  VISIT:   http://www.sec.gov (EDGAR Database)
  E-MAIL:  publicinfo@sec.gov
  CALL:    1-202-942-8090
  WRITE:   Public Reference Section
           Washington, D.C. 20549-0102

REFER TO:
  RANSON UNIT INVESTMENT TRUSTS, SERIES 90
  Securities Act file number:  333-93833
  Investment Company Act file number:  811-3763

                                     RANSON

                                      UNIT

                                   INVESTMENT

                                     TRUSTS





                                     [LOGO]

                           THE NASDAQ-100 INDEX TRUST





                                    SERIES 8





                            PROSPECTUS MARCH __, 2000

                    RANSON UNIT INVESTMENT TRUSTS, SERIES 90

                             INFORMATION SUPPLEMENT

  This Information Supplement provides additional information concerning each trust described in the prospectus for the Ranson Unit Investment Trusts series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting Ranson & Associates, Inc. at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241, or at (800) 345-2363. This Information Supplement is dated as of the date of the prospectus.

                                    CONTENTS

     General Information                                             2
     Nasdaq-100(Registered Trademark) Index Licensing Agreement      3
     The Nasdaq-100 Index                                            4
     Investment Objective and Policies                               7
     Risk Factors                                                    8
     Administration of the Trust                                    11
     Portfolio Transactions and Brokerage Allocation                17
     Purchase, Redemption and Pricing of Units                      17
     Taxation                                                       21
     Performance Information                                        23

GENERAL INFORMATION

  Each trust is one of a series of separate unit investment trusts created under the name Ranson Unit Investment Trusts and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Ranson & Associates, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

  When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. The sponsor will seek to create an initial portfolio that substantially replicates the index, however, this initial deposit into the trust may consist of an equal number of shares of each of the stocks which comprise the trust's target index. In either case, during the first 30 days of a trust's life, the sponsor intends to create and maintain a portfolio that duplicates, to the extent practicable, the weightings of stocks that comprise the target index.
The sponsor anticipates that within the initial 30-day adjustment period, a trust portfolio will comprise the stocks in its target index in substantially the same weightings as in such index. Of course, there is no guarantee that this will occur during the first 30 days of a trust's life. In connection with any deposit of securities, purchase and sale transactions will be effected in accordance with computer program output showing which securities are under- or over-represented in a trust portfolio. Precise duplication of the relationship among the securities in an index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of a trust, but correlation between the performance of an index and the related trust portfolio is expected to be between .97 and .99 over the term of the trust.

  By investing in substantially all of the stocks, in substantially the same proportions, which comprise an index, a trust seeks to produce investment results that generally correspond to the price and yield performance of the securities represented by such index over the term of the trust. Due to various factors discussed below, there can be no assurance that this objective will be met. An investment in units should be made with an understanding that each trust includes payments of sales fees and expenses which may not be considered in public statements of the total return of the target index.

  After a trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities, maintaining, as closely as practicable the same proportionate relationship among the securities in the portfolio as reflected in the target index. Thus, although additional units will be issued, each unit of a trust will continue to represent approximately a weighting of the then current components of the target index at any such deposit. Precise duplication of the relationship among the securities in a trust may not be achieved because it may be economically impracticable as a result of certain economic factors and procedural policies of the trust such as (1) price movements of the various securities will not duplicate one another, (2) the sponsor may purchase shares of the securities in round lot quantities, (3) reinvestment of excess proceeds not needed to meet redemptions of units may not be sufficient to acquire equal round lots of all the securities in the trust and (4) reinvestment of proceeds received from securities which are no longer components of the target index might not result in the purchase of an equal number of shares in any replacement security. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, a trust will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

  A trust consists of (a) the securities listed under "The Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

NASDAQ-100(REGISTERED TRADEMARK) INDEX LICENSING AGREEMENT

  The sponsor has entered into a license agreement with The Nasdaq Stock Market, Inc., under which any Nasdaq-100 Trust (through the sponsor) is granted licenses to use the trademark and tradenames "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of any such trust and in accordance with any applicable federal and state securities law to indicate the source of the Nasdaq-100 Index as a basis for determining the composition of such trust's portfolio. As consideration for the grant of the license, each Nasdaq-100 Trust will pay to The Nasdaq Stock Market, Inc. an annual fee. If the Nasdaq-100 Index ceases to be compiled or made available or the anticipated correlation between a trust and the Nasdaq-100 Index is not maintained, the sponsor may direct that the trust continue to be operated using the Nasdaq-100 Index as it existed on the last date on which it was available or may direct that the trust agreement be terminated.

  Neither the trust nor the unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the trust agreement.

  No trust is sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, any trust or units of any trust. The Corporations make no representation or warranty, express or implied, to the owners of units of a trust or any member of the public regarding the advisability of investing in securities generally or in units of a trust particularly or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to the sponsor ("Licensee") and a trust is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, a trust or unitholders of a trust. Nasdaq has no obligation to take the needs of the Licensee or the unitholders into consideration in determining, composing or calculating the Nasdaq-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the units of a trust to be issued or in the determination or calculation of the equation by which the units of a trust are to be converted into cash. The Corporations have no liability in connection with the administration or operations of a trust, marketing or trading of units of a trust.

  THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF A NASDAQ-100 TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

THE NASDAQ-100 INDEX

  The Nasdaq-100 Index is composed of 100 of the largest and most-active non-financial domestic and international stocks listed on The Nasdaq Stock Market based on market capitalization. Nasdaq is one of the first fully electronic stock markets in the world. This modern-day securities market began operations in 1971 and today lists more companies than any other market in the U.S.

  The table below illustrates the characteristics of the average company included in the Nasdaq-100 Index as of the end of 1999. It is important to note that, unless provided otherwise, the data included in the table encompasses average data, not the total data of all companies in the Nasdaq-100 Index and is not intended to describe or predict the financial data, returns or characteristics of any company included or to be included in the Nasdaq-100 Index. All figures are in millions except Share Price and P/E Ratio for Total Index

FINANCIAL CHARACTERISTICS
Share Price                            $_____
Total Assets                           $_____
Shareholders' Equity                   $_____
Total Revenues                         $_____
Net Income                             $_____
Shares Outstanding                      _____
Market Value of Shares Outstanding     $_____
P/E Ratio for Total Index(a,b)

--------------------
(a)  Total market value divided by total earnings.
(b)  These figures represent total data for all index companies.

  The prospectus includes a table providing information about the year-end index value for the Nasdaq-100 Index for a certain period. The formula used in calculating the Nasdaq-100 Index Level is described below. The table uses data that is adjusted to reflect that the Nasdaq-100 Index level was halved on January 3, 1994, and does not reflect reinvestment of dividends. Investors should note that the figures in the prospectus represent past performance of the Nasdaq-100 Index and not the future performance of the Nasdaq-100 Index or a Nasdaq-100 Trust (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results.

  Because a trust is sold to the public at net asset value plus the applicable sales fee, and the expenses of a trust are deducted before making distributions to unitholders, investment in a trust would have resulted in investment performance to unitholders somewhat reduced from that reflected in the table in the prospectus.

  The numeric value level of the Nasdaq-100 Index was originally established at 250 prior to the opening of the market on February 1, 1985. The Nasdaq-100 Index value was halved at the end of 1993. The level of the Nasdaq-100 Index will only change as a result of the price changes occurring between the opening and closing of the market.

  The information in this section has been taken from publicly available sources provided by The Nasdaq Stock Market, Inc. or the National Association of Securities Dealers, Inc. The sponsor believes this information to be accurate as of the date of this Information Supplement but has not independently reviewed the accuracy of this information. The manner in which the index level is calculated, index eligibility criteria, the annual ranking review and the process for rebalancing the index may change in the future. These factors are solely within the control of The Nasdaq Stock Market, Inc. or the National Association of Securities Dealers, Inc. and may change without consideration of or notice to the trust or the sponsor.

  INDEX SECURITY ELIGIBILITY CRITERIA AND ANNUAL RANKING REVIEW. To be eligible for inclusion in the index, a security must be traded on the Nasdaq National Market tier of the Nasdaq Stock Market and meet the following criteria:

  *  the security must be of a non-financial company;

  *  only one class of security per issuer is allowed;

  * the security may not be issued by an issuer currently in bankruptcy proceedings;

  * the security must have average daily trading volume of at least 100,000 shares per day;

  * the security must have ''seasoned'' on the Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned by Nasdaq if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered);

  * if a security would otherwise qualify to be in the top 25% of the issuers included in the index by market capitalization, then a one year ''seasoning'' criteria would apply;

  * if the security is of a foreign issuer, the company must have a worldwide market value of at least $10 billion, a U.S. market value of at least $4 billion, and average trading volume on the Nasdaq Stock Market of at least 200,000 shares per day; in addition, foreign securities must be eligible for listed options trading; and

  * the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being listed on the Nasdaq Stock Market within the next six months.

  These index eligibility criteria may be revised from time to time by the National Association of Securities Dealers, Inc. without regard to a trust. The index securities are evaluated annually as follows (such evaluation is referred to herein as the ''Annual Ranking Review''). Securities listed on the Nasdaq Stock Market which meet the above eligibility criteria are ranked by market value. index-eligible securities which are already in the index and which are in the top 150 eligible securities (based on market value) are retained in the index provided that such security was ranked in the top 100 eligible securities as of the previous year's annual review. Securities not meeting such criteria are replaced. The replacement securities chosen are those index-eligible securities not currently in the index which have the largest market capitalization. The list of annual additions and deletions is publicly announced via a press release in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an index security is no longer traded on the Nasdaq Stock Market, or is otherwise determined by Nasdaq to become ineligible for continued inclusion in the index, the security will be replaced with the largest market capitalization security not currently in the index and meeting the index eligibility criteria listed above.

  In addition to the Annual Ranking Review, the securities in the index are monitored every day by Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions, or other corporate actions. Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to such changes. If the change in total shares outstanding arising from such corporate action is greater than or equal to 5.0%, such change is ordinarily made to the index on the evening prior to the effective date of such corporate action. Otherwise, if the change in total shares outstanding is less than 5%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. In either case, the index share weights for such index securities are adjusted by the same percentage amount by which the total shares outstanding have changed in such index securities. Ordinarily, whenever there is a change in index share weights or a change in a component security included in the index, Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the index which might otherwise be caused by any such change.

  REBALANCING OF THE INDEX. Effective after the close of trading on December 18, 1998, the index has been calculated under a ''modified capitalization-weighted'' methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification; (3) reduce index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest index securities from necessary weight rebalancings.

  Under the methodology employed, on a quarterly basis coinciding with Nasdaq's quarterly scheduled weight adjustment procedures, the index securities are categorized as either ''Large Stocks'' or ''Small Stocks'' depending on whether their current percentage weights (after taking into account such scheduled weight adjustments due to stock repurchases, secondary offerings, or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the index (i.e., as a 100-stock index, the average percentage weight in the index is 1.0%).

  Such quarterly examination will result in an index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization index security must be less than or equal to 24.0% and (2) the ''collective weight'' of those index securities whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%. If either one or both of these weight distribution requirements are not met upon quarterly review, a weight rebalancing will be performed in accordance with the following plan. First, relating to weight distribution requirement (1) above, if the current weight of the single largest index security exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest index security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their ''collective weight'' exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the ''collective weight,'' so adjusted, to be set to 40.0%.

  The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock's relative ranking among the Small Stocks such that the smaller the index security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the index.

  In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

  Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2). Then, to complete the rebalancing procedure, once the final percent weights of each index security are set, the index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September, and December. Changes to the index share weights will be made effective after the close of trading on the third Friday in March, June, September, and December and an adjustment to the index divisor will be made to ensure continuity of the index.

INVESTMENT OBJECTIVE AND POLICIES

  A trust portfolio will consist of as many of the stocks in the trust's target index as is feasible in order to achieve the trust's objective of attempting to provide investment results that duplicate substantially the total return of such index. Following the initial 30-day adjustment period described above, a trust seeks to invest in no less than 95% of the stocks comprising its target index. Although it may be impracticable for a trust to own certain of such stocks at any time, the sponsor expects to maintain a correlation between the performance of a trust portfolio and that of its target index of between .97 and .99 over the term of the trust.

  Adjustments to a trust portfolio will be made on an ongoing basis in accordance with the computer program output to match the weightings of the securities as closely as is feasible with their weightings in the trust's target index as the trust invests in new securities in connection with the creation of additional units, as companies are dropped from or added to such index or as securities are sold to meet redemptions. The trustee will generally seek to make these adjustments on the business day following the relevant transaction in accordance with computer program output showing which of the securities are under- or over- represented in a trust portfolio. Of course, there is no guarantee that this will always be practicable. Adjustments may also be made from time to time to maintain the appropriate correlation between a trust and its target index. The proceeds from any sale will generally be invested in those securities that are most under-represented in the portfolio.

  Due to changes in the composition of an index, adjustments to a trust portfolio may be made from time to time. It is anticipated that most of such changes in an index will occur as a result of merger or acquisition activity.
In such cases, a trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The trustee is not permitted to accept any such offers until such time as the issuer has been removed from the trust's target index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that a trust will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented securities. Any securities received as consideration which are not included in the trust's target index will be sold as soon as practicable and will also be reinvested in the most under-represented securities.

  In attempting to duplicate the proportionate relationships represented by an index, the sponsor may purchase or sell stock in round lots (100 shares). In addition, certain securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate relationships in an index may not be possible but will continue to be the goal in connection with acquisitions or dispositions of securities. As the holder of the securities, the trustee will have the right to vote all of the voting stocks in a trust portfolio and will vote such stocks in accordance with the instructions of the sponsor.

  Each trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

  As a general rule, the only purchases and sales that will be made with respect to a trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the trust's target index, taking into consideration redemptions, sales of additional units and the other adjustments referred to elsewhere in this Information Supplement and the prospectus. Such purchases and sales will be made in accordance with the computer program utilized to maintain the portfolio, the trust agreement and procedures to be specified by the sponsor. The sponsor may direct the trustee to dispose of securities and either to acquire other securities through the use of the proceeds of such disposition in order to make changes in a portfolio or to distribute the proceeds of such disposition to unitholders (i) as necessary to reflect any additions to or deletions from the trust's target index, (ii) as may be necessary to establish a closer correlation between the trust portfolio and the target index or (iii) as may be required for purposes of distributing to unitholders, when required, their pro rata share of any net realized capital gains or (iv) as the sponsor may otherwise determine. The sponsor may direct the trustee to acquire round lots of shares of the securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of units or for distributions to unitholders. In the event the trustee receives any securities or other properties relating to the securities (other than normal dividends) acquired in exchange for securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the security for which such securities or other property relates, or if such security is thereafter removed from the trust's target index, in any new security which is added as a component of such index.

  In addition, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise tax on a trust as a regulated investment company.

  Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for the purpose of redeeming units tendered for redemption and the payment of expenses.


RISK FACTORS

  STOCKS. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

  Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

  TECHNOLOGY ISSUERS. Because the Nasdaq-100 Index generally includes a concentration of technology and technology-related companies, an investment in units of a Nasdaq-100 Trust should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, semiconductors, electronic products, and other related products, systems and services. The market for technology products is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the securities will be able to respond timely to compete in the rapidly developing marketplace.

  Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the securities and therefore the ability of a unitholder to redeem units at a price equal to or greater than the original price paid for such units.

  Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the securities.

  Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

  Certain issuers of the securities may derive a significant amount of business in foreign markets. Many countries, especially emerging market countries, have regulatory requirements that differ from U.S. requirements and are characterized by less developed and more volatile economies. International sales and operations are subject to certain risks, including unexpected changes in regulatory environments, exchange rates, tariffs and other barriers, political and economic instability and potentially adverse tax consequences. All of these factors could have a material adverse impact on the financial condition of certain issuers.

  INDEX REPLICATION. An investment in a trust should also be made with an understanding that the trust will not be able to replicate exactly the performance of its target index because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities and other trust expenses, whereas such transaction costs and expenses are not included in the calculation of an index. It is also possible that for short periods of time, a trust may not fully replicate the performance of its target index due to the temporary unavailability of certain index securities in the secondary market or due to other extraordinary circumstances. Such events are unlikely to continue for an extended period of time because the trustee is required to correct such imbalances by means of adjusting the composition of the securities. It is also possible that the composition of a trust may not exactly replicate the composition of its target index if the trust has to adjust its portfolio holdings in order to continue to qualify as a ''regulated investment company'' under the federal tax laws.

  VOLATILITY AND CONCENTRATIONS IN NASDAQ-100 INDEX. A Nasdaq-100 Trust is subject to the risk of an investment in a broad market portfolio of equity securities, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of such investment. A Nasdaq-100 trust is also subject to the risk of an investment in a portfolio of equity securities in economic sectors in which the index may be highly concentrated (e.g., technology) as well as to the risks specific to the performance of a few individual component securities which currently represent a highly concentrated weighting in the index (e.g., Microsoft Corporation, Intel Corporation and Cisco Systems Inc.). These include the risks that the level of stock prices in these sectors or the stock prices of these specific companies may decline, thereby adversely affecting the value of a Nasdaq-100 Trust. In addition, because it is the policy of a Nasdaq-100 Trust to invest in the securities that comprise the index, if the index is concentrated in an industry or group of industries, the portfolio also will be concentrated in that industry or group of industries. Furthermore, investors should be aware that in the event that one or more stocks which currently have a highly concentrated weighting in the index were to leave the Nasdaq Stock Market, if a company with a large market capitalization were to list its shares on the Nasdaq Stock Market, or if there were a significant rebalancing of the index, then the composition and weighting of the Index, and hence the composition and weighting of the stocks in a Nasdaq-100 Trust, would change significantly and the performance of a Nasdaq-100 Trust would reflect the performance of the new index as reconfigured.

  Furthermore, due to the concentration of the index in sectors characterized by relatively higher volatility in price performance when compared to other economic sectors, the performance of the index may be more volatile when compared to other broad based stock indices. For example, the annual volatility of the index for the 1998 calendar year was 32.2%, while the annual volatility of the Standard & Poor's 100 Index and the Standard & Poor's 500 Index for the same period was 20.9% and 20.3%, respectively. For this reason, it is anticipated that the price volatility of a Nasdaq-100 Trust may be greater than the price volatility of other market-traded securities which are issued by investment companies based upon indices other than the index.

  CHANGES IN LISTINGS. From time to time stocks change the primary market in which they are traded. For example, a stock that is currently traded on the Nasdaq Stock Market may become listed on the New York Stock Exchange and no longer traded on Nasdaq. If this happens to a stock in a Nasdaq-100 Trust, the Nasdaq Stock Market will presumably remove the stock from the Nasdaq-100 Index. This would cause a Nasdaq-100 Trust to remove the stock from its portfolio. This could have a negative impact on a trust and could cause significant tax consequences if the stock comprises a large portion of the index and its price has changed significantly since acquisition. The significance of a listing change could be especially important if it involved a company such as Microsoft Corporation, Intel Corporation or Cisco Systems Inc. and other stocks that comprise large percentages of the Nasdaq-100 Index. New stocks may also begin trading on the Nasdaq Stock Market in the future. This could result from delistings from stock exchanges, such as the New York Stock Exchange, or as a result of initial public offerings and other new listings of stocks previously traded over-the-counter. These changes could also impact a trust as described above.

  LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

  ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

  LITIGATION AND LEGISLATION. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.


ADMINISTRATION OF THE TRUST

  DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

  The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

  The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

  DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee. In addition, unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of certain mutual funds, including certain funds underwritten or advised by Scudder Kemper Investments, Inc., at net asset value if such funds are registered in such unitholder's state of residence. Since the portfolio securities and investment objectives of such mutual funds generally will differ significantly from those of a trust, unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in the prospectus, which can be obtained from the sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

  Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

  The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

  STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

  The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:



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
(A)  As to the Income Account:

       (1)  Income received;

       (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

       (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

       (1) The dates of disposition of any securities and the net proceeds received therefrom;

       (2) Deductions for payment of applicable taxes and fees and expenses of the trust held for distribution to unitholders of record as of a date prior to the determination; and

       (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C)  The following information:

       (1) A list of the securities as of the last business day of such calendar year;

       (2) The number of units outstanding on the last business day of such calendar year;

       (3) The redemption price based on the last evaluation made during such calendar year;

       (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

  RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

  AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

  The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

  Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

  The sponsor will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

  Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in kind distribution. A unitholder who owns the minimum number of units shown in the prospectus may request an in kind distribution from the trustee instead of cash. The trustee will make an in kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in kind distribution.

  Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

  The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

  THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

  The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

  Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

  The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

  THE SPONSOR. Ranson & Associates, Inc., the sponsor, is an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation. Ranson & Associates, Inc. is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, Inc. is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc.
is the successor to a series of companies, of first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc.
and its predecessors have been active in public and corporate finance and have sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita,
Kansas 67206-2241.

  If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

  The foregoing financial information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

  THE SUPERVISOR AND EVALUATOR. Ranson & Associates, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

  LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

  The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

  The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

  EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

  The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated monthly is based on the largest number of units of a trust outstanding during the calendar year for which such compensation relates. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

  In its capacity as supervisor, the sponsor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor for providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of the January record date for any annual period.

  For evaluation of the securities in a trust, the evaluator shall receive that fee set forth in the prospectus, payable monthly, based upon the largest number of units of the trust outstanding during the calendar year for which such compensation relates.

  The trustee's fee, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

  A Nasdaq-100 Trust Licensor receives an annual fee from each Nasdaq-100 trust equal to the greater of (a) .02% of the average net asset value of the trust computed quarterly or (b) a minimum of $7,000 during the first year of the trust's life, $8,000 during the second year of the trust's life and $9,000 thereafter. This fee covers the license to the trust of the use of various trademarks and trade names. This fee may be increased annually by the amount of the increase, if any, in the Consumer Price Index for Urban Consumers, All Items, as issued by the Bureau of Labor Statistics, U.S. Department of Labor, over the prior twelve-month period.

  The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust. A trust may pay the costs of updating its registration statement each year. Unit investment trust sponsors have historically paid these expenses.


PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

  When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.


PURCHASE, REDEMPTION AND PRICING OF UNITS

  PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The sales fee is described in the prospectus. During the initial offering period, portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier.

  As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the trustee. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

  The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Computation of Redemption Price."

  PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

  The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

  Certain commercial banks may be making units of a trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount of the broker-dealer concession or agency commission set forth in the prospectus. Banks may be prohibited from underwriting trust units; however, certain agency transactions may be permitted. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

  The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

  SPONSOR PROFITS. The sponsor will receive gross sales charges equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

  MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

  REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment trust Division office in the city of New York and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

  Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption.

  Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

  Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption a unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $1,000,000 of proceeds as part of his or her distribution or if he paid at least $1,000,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depositor Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

  The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

  The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

  COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational and offering costs. The evaluator may determine the value of the securities in the trust in the following manner: if the security is listed on a national securities exchange or the Nasdaq Stock Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange or Nasdaq, the evaluation will generally be made by the evaluator in good faith based on the last bid price on the over-the-counter market (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the evaluator's appraising the value of the securities in good faith at the bid side of the market or (3) by any combination thereof.

  RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment.

Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

  The trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee per account, if not paid separately, will be assessed by the trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the trustee to act as custodian must complete a Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

  OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred. Such signatures must be guaranteed as described above.

  Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred.


TAXATION

  Each trust intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the trust so qualifies and timely distributes to unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to unitholders. In addition, to the extent the trust timely distributes to unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the trust will not be subject to federal income tax or the excise tax.

  Distributions to unitholders of the trust's taxable income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to unitholders, except that to the extent that distributions to a unitholder in any year exceed the trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the unitholder's basis in his units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his units as discussed below.

  Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December payable to unitholders of record on a specified date in one of those months and paid during

January of the following year will be treated as having been distributed by the trust (and received by the unitholder) on December 31 of the year such distributions are declared.

  Distributions of the trust's net capital gain which are properly designated as capital gain dividends by the trust will be taxable to unitholders as long-term capital gain, regardless of the length of time the units have been held by a unitholder. A unitholder may recognize a taxable gain or loss if the unitholder sells or redeems his units. Any gain or loss arising from (or treated as arising from) the sale or redemption of units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note, however, that the 1998 Tax Act and the Taxpayer Relief Act of 1997 (the "1997 Tax Act") provide that the application of the rules described above in the case of pass-through entities such as the trust will be prescribed in future Treasury Regulations. Note that if a unitholder holds units for six months or less and subsequently sells such units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such units during the six-month period or less that the unitholder owns the units. In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in units. The 1997 Tax Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

  Generally, the tax basis of a unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the trust may be deferred. The income (or proceeds from redemption) a unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay any deferred sales charge.

  Distributions which are taxable as ordinary income to unitholders will constitute dividends for federal income tax purposes. When units are held by corporate unitholders, trust distributions may qualify for the 70% dividends received deduction, subject to limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the trust from United States corporations (other than Real Estate Investment trusts) and is designated by the trust as being eligible for such deduction. To the extent dividends received by the trust are attributable to foreign corporations, a corporation that owns units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The trust will provide each unitholder with information annually concerning what part of the trust distributions are eligible for the dividends received deduction.

  The trust may elect to pass through to the unitholders the foreign income and similar taxes paid by the trust in order to enable such unitholders to take a credit (or deduction) for foreign income taxes paid by the trust. If such an election is made, unitholders of the trust, because they are deemed to own a pro rata portion of the foreign securities held by the trust, must include in their gross income, for federal income tax purposes, both their portion of dividends received by the trust and also their portion of the amount which the trust deems to be the unitholders' portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of the trust from its foreign investments. Unitholders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations.

The 1997 Tax Act imposes a required holding period for such credits. Unitholders should consult their tax advisers regarding this election and its consequences to them.

  Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the trust so long as the units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) unitholders in excess of the distributions received from the trust.

  Distributions reinvested into additional units of the trust will be taxed to a unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

  The federal tax status of each year's distributions will be reported to unitholders and to the Internal Revenue Service. Each unitholder will be requested to provide the unitholder's taxpayer identification number to the trustee and to certify that the unitholder has not been notified that payments to the unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions to such unitholder (including amounts received upon the redemption of units) will be subject to back-up withholding.

  The foregoing discussion relates only to the federal income tax status of your trust and to the tax treatment of distributions by the trust to United States unitholders.

  A unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from a trust which constitute dividends for Federal income tax purposes (other than dividends which the trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from a trust that are designated by the trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and
(iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of units. Units in the trust and trust distributions may also be subject to state and local taxation and unitholders should consult their tax advisers in this regard.


PERFORMANCE INFORMATION

  Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the

New York and American Stock Exchanges, respectively), the Dow Jones
Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Prospectus
     The Signatures
     The following exhibits.

1.1.   Trust Agreement (to be filed by amendment).

1.1.1. Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name in the Prospectus (to be filed by amendment).

4.1.   Consent of Independent Auditors (to be filed by amendment).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 90, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the 8th day of February 2000.

                                   RANSON UNIT INVESTMENT TRUSTS,
                                     SERIES 90, Registrant


                                   By:  RANSON & ASSOCIATES, INC., Depositor



                                   By:     /s/  ALEX R. MEITZNER
                                      --------------------------------------
                                                Alex R. Meitzner

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on February 8, 2000 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.



     Signature                       Title
-------------------       ------------------------------

/s/ DOUGLAS K. ROGERS     Executive Vice               )
---------------------       President and Director     )
Douglas K. Rogers


/s/ ALEX R. MEITZNER      Chairman of the Board        )
--------------------        of Directors               )
Alex R. Meitzner


/s/ ROBIN K. PINKERTON    President, Secretary,        )
----------------------      Treasurer and Director     ) /s/ ALEX R. MEITZNER
Robin K. Pinkerton                                       -----------------------
                                                             Alex R. Meitzner

-------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                    S-2